UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-11377

CINERGY CORP. UNION EMPLOYEES’
SAVINGS INCENTIVE PLAN

(Full title of the plan)

CINERGY CORP.

(Name of issuer of the securities held pursuant to the plan)

139 East Fourth Street
Cincinnati, Ohio 45202

(Address of principal executive offices)

Cinergy Corp. Union Employees’
Savings Incentive Plan

Index to Financial Statements and Exhibits

(a)	Financial Statements

Independent Auditors’ Reports

Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

Financial Statement Schedule (As Required by the Employee Retirement Income Security Act of 1974):

Schedule H, line 4i Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2002

(b)	Exhibits –
	23.1 –	Independent Auditors’ Consent
	23.2 –	Notice Regarding Consent of Arthur Andersen LLP
	99.1 –	Certification of Chairperson, Cinergy Corp. Benefits Committee Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Benefits Committee

  of Cinergy Corp.:

We have audited the accompanying statement of net assets available for benefits of Cinergy Corp. Union Employees’ Savings Incentive Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Cinergy Corp. Union Employees’ Savings Incentive Plan for the year ended December 31, 2001 were audited by other auditors who have ceased operations.  Those auditors expressed an unqualified opinion on those statements in their report dated May 20, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

June 25, 2003

The following report is a copy of a previously issued Arthur Andersen LLP report, and the report has not been reissued by Arthur Andersen LLP.  See Exhibit 23.2 to this Form 11-K for further discussion.

Report of Independent Public Accountants

To the Plan Administrator of the

Cinergy Corp. Union Employees’ Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the CINERGY CORP. UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Indianapolis, Indiana,

May 20, 2002.

Cinergy Corp. Union Employees’ Savings Incentive Plan

Statements of Net Assets Available for Benefits

As of December 31, 2002 and 2001

	December 31,
	2002	2001
ASSETS:

Investments, at fair value (See Notes 3 and 4)
Plan interest in Cinergy Corp. Common Stock Master Trust	$141,047,879	$—
Interest Bearing Cash	11,403,767	7,396,986
Loans to Participants	9,849,419	9,027,025
Mutual Funds	57,212,227	61,032,097
Common Stock of Cinergy Corp.	—	146,278,907
Total Investments	219,513,292	223,735,015

Employer’s contribution receivable	1,783,600	1,521,368

Net assets available for benefits	$221,296,892	$225,256,383

The accompanying notes and schedule are an integral part of these statements.

Cinergy Corp. Union Employees’ Savings Incentive Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	December 31,
	2002	2001
ADDITIONS:
Additions to net assets attributed to:
Investment (loss) income:
Plan interest in Cinergy Corp. Common Stock Master Trust (See Note 4)	$8,079,981	$—
Net depreciation in fair value of investments (See Notes 3 and 4)	(19,122,150)	(13,382,902)
Interest and dividends	9,405,130	10,219,258
Net investment loss	(1,637,039)	(3,163,644)

Contributions:
Participant	10,086,754	9,949,953
Employer	4,853,032	4,525,210
Rollover	188,993	184,788
	15,128,779	14,659,951
Total additions	13,491,740	11,496,307

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	(16,177,546)	(11,044,821)
Administrative Fee	(6,367)	(3,565)
Total deductions	(16,183,913)	(11,048,386)

Net increase (decrease) prior to transfers	(2,692,173)	447,921
Interplan transfers (See Note 2)	(1,267,318)	(2,355,614)
	(3,959,491)	(1,907,693)
Net assets available for benefits:
Beginning of year	225,256,383	227,164,076
End of year	$221,296,892	$225,256,383

The accompanying notes and schedule are an integral part of these statements.

Cinergy Corp. Union Employees’
Savings Incentive Plan

Notes to Financial Statements
December 31, 2002 and 2001

(1)                      Plan Description-

The following description of the Cinergy Corp. Union Employees’ Savings Incentive Plan (the Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)                       General—The Plan is a defined contribution plan covering union employees of Cinergy Corp. and subsidiaries (collectively, the Company) who are represented by the following collective bargaining organizations:

•                  The Independent Utilities Union

•                  The International Brotherhood of Electrical Workers, Local 1347

•                  The United Steelworkers of America, Local 12049 and Local 14214

•                  The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1

•                  The Employees’ Representation Association

The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company (Fidelity) and the U.S. Trust Company of California N.A. (US Trust).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The administrative expenses of the Plan are paid by the Company.

(b)                      Contributions—The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate.  The contributions made to the plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the plan administrator.  If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, participants may contribute up to 15% of annual pre-tax compensation, as defined in the Plan document.  In addition, a participant may make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 15% of base pay.  Pre-tax and after-tax contributions are subject to certain limitations.  The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

The Company matches 60% of the first 5% of base pay contributed by each participant.  An additional incentive match of up to 40% of the first 5% of compensation that a participant contributes may be contributed at the discretion of the Company’s Board of Directors.  For those employees who do not contribute to the Plan, the Company contributes an incentive match assuming the employee contributed 1% of base pay.  All employer contributions are invested by the trustee in the Cinergy Common Stock Fund.  The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in Note 3 as “Non-participant Directed” funds until the employee elects to transfer the funds to another investment option.

(c)                       Vesting—Participants are immediately vested in all contributions and earnings thereon.

(d)                      Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings.  Allocations are based on the participant’s account balance or contribution percentage as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

(e)                       Payment of Benefits—Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability.  Distributions are paid in a lump sum for vested benefits of $5,000 or less.  Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000.  Active participants are also eligible to apply to the Plan administrator for “hardship” withdrawals from their pre-tax account in accordance with Plan provisions.

(f)                         Participant Loans—Subject to certain limitations, participants may apply for loans from their pre-tax account balances.  Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within 54 months through regular payroll deductions.

(2)                      Significant Accounting Policies-

(a)                       Basis of Accounting—The accompanying financial statements of the Plan are prepared on an accrual basis.

(b)                      Investment Valuation and Income Recognition—Investments are stated at fair value.  Shares of registered investment companies are valued at quoted redemption prices, which represent the net asset value of shares held by the Plan at year-end.  Company common stock is valued at its quoted market price.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan and the Cinergy Corp. Non-Union Employees’ 401(k) Plan and Cinergy Corp. Union Employees’ 401(k) Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications.  Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

(c)                       Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(d)                      Payment of Benefits—Benefit payments are recorded when paid.

(3)                      Non-participant Directed Net Assets-

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed balances is as follows:

	December 31,
	2002	2001
Net assets:
Cinergy Common Stock Fund	$65,564,503	$63,226,876

	Year Ended December 31, 2002	Year Ended December 31, 2001
Changes in net assets:
Contributions	$4,853,032	$4,525,210
Dividends	3,311,627	3,160,844
Net appreciation/(depreciation)	560,560	(2,851,437)
Benefits paid to participants	(2,289,022)	(1,649,105)
Transfers to participant directed investments	(3,541,612)	(1,342,834)
Interplan transfers	(556,958)	(753,141)
	$2,337,627	$1,089,537

(4)                                  Investments-

In December 2002, the Plan became a participant in the Cinergy Corp. Common Stock Master Trust, which was established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans.  Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

•                  The Cinergy Corp. Union Employees’ 401(k) Plan, which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

•                  The Cinergy Corp. Non-Union Employees’ 401(k) Plan, which covers non-union employees’ of Cinergy Corp. and subsidiaries who meet minimum age and service requirements.

The Plan has an undivided interest in the Master Trust.  Fidelity Management Trust Company, in the name of US Trust as Trustee, holds the Plan interest in Cinergy Corp. Common Stock Master Trust.  A summary of the net assets of the Master Trust as of December 31, 2002 is as follows:

2002
Cash and cash equivalents	$3,128,910
Cinergy Corp. common stock	335,353,736
Total investments	338,482,646
Receivables:
Accrued interest	2,981
Securities sold	511,110
Total assets	338,996,737
Liabilities – Securities purchased	(89,244)

Net assets of Cinergy Corp. Common Stock Master Trust	$338,907,493

Allocation of the net assets of the Master Trust to participating plans as of December 31, 2002 is as follows:

	Amount	Percent
Cinergy Corp. Union Employees’ 401(k) Plan	$41,846,143	12%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	156,013,471	46%
Cinergy Corp. Union Employees’ Savings Incentive Plan	141,047,879	42%
	$338,907,493

Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31, 2002 are as follows:

2002

Cinergy Corp. Common Stock Master Trust:
Interest and dividends	$10,736,654
Net appreciation in fair value of investments	11,256,385

Net Trust investment income	$21,993,039

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
Plan interest in Cinergy Corp. Common Stock Master Trust	$141,047,879	$—
Fidelity Retirement Money Market Fund	11,403,767	—
Cinergy Common Stock Fund	—	146,278,907
Fidelity Magellan Fund	16,825,197	20,600,897
Fidelity Equity-Income Fund	15,180,400	18,474,539

(5)                                  Federal Income Tax Status-

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6)                                  Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)                                  Related Party Transactions-

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the Trustee for all of the Plan’s investments, except The Cinergy Common Stock Fund, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.  The Cinergy Common Stock Fund holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.  US Trust is the Trustee of the Plan’s interest in the Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(8)                                  Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

(9)                                  Plan Changes

Effective January 1, 2002, the Plan was amended and restated for the following provisions:

•                  To allow the portion of the Plan that is held at any one time in the Cinergy Common Stock Fund to be designated as an Employee Stock Ownership Plan within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Cinergy Corp. stock and is intended to qualify under Section 401(a) of the IRC as a stock bonus plan.

In addition, the portion of the Plan that at any one time is not held in the Cinergy Common Stock Fund is a profit sharing plan for purposes of Section 401(a)(27)(B) of the IRC that is intended to qualify under Section 401(a). This profit sharing plan includes a cash or deferred arrangement intended to qualify under Section 401(k) of the IRC.

•                  To modify the definition of a change in control of the Company.  This amendment conforms the plan document to a standard definition of what constitutes a change in control by reducing the concentration of voting power held by any one person or group from more than 50% to more than 20%.  Also, this amendment clarifies the sources available to the Company for contributing the employer match to the Cinergy Common Stock Fund (i.e. authorized and/or unissued shares of common stock, treasury stock, etc.).  Finally, this amendment provides that payroll deductions that are used to repay a participant loan may only be stopped under an order from a Federal Bankruptcy Court.

•                  To reflect certain changes requested by the Internal Revenue Service. The amendment added that compensation shall include any elective amounts that are not includable in gross income. Also, employment commencement date means the first on which an employee first performs an hour of service and effective for limitation years beginning on or after January 1, 1995 is amended to read $30,000 and $40,000 on or after January 1, 2002.  Finally, a new subsection was added for ESOP valuation.

(10)                            Subsequent Event

Effective January 1, 2003, the Plan was restated to amend certain Plan provisions. The pre-tax contribution limit was increased to 50% of base pay up to the IRS maximum each year.  The new company match after January 1, 2003 will be 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay.  The incentive match will be a maximum of an additional 1% of base pay based upon meeting corporate goals.  Only employees making pre-tax contributions will receive the incentive match.

Additionally, effective January 1, 2003, the Plan was amended and restated for the following provisions:

•                  Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year.  For 2003, the IRS allows participants over the age of 50 to contribute up to an additional $2,000 over and above the $12,000 pre-tax limit.  Cinergy will not provide a base company match or incentive match on these additional contributions.

•                  The suspension of contributions due to a participant taking a hardship withdrawal will be reduced from 12 months to 6 months.

•                  Participants will be provided with the flexibility in receiving Cinergy common stock dividends.  Participants (active employees, employees on a leave of absence or long term disability, retirees or former employees) who have an account balance in the Plan, have an annual opportunity to decide if they want dividends as income (cash) or if they want them reinvested in the Cinergy Stock Fund.

•                  The Company is allowed, at its discretion, to make either a balanced profit sharing contribution or investor profit sharing contribution to the Plan for the Plan year in an amount determined by the Company.  Any Balanced or Investor Profit Sharing Contributions made by the Company for a Plan year shall be allocated among Balanced and Investor program employees who are employed as a program employee on the last day of the Plan year. The allocable share of each such program employee shall be in the ratio which the Profit Sharing Earnings bears to the aggregate of such Profit Sharing Earnings for all such program employees. (See plan for additional details)

SCHEDULE I

Cinergy Corp. Union Employees’
Savings Incentive Plan

EIN:  31-1385023

Plan Number:  002

Schedule H, line 4i Schedule of Assets Held for Investment Purposes at

December 31, 2002

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value
*	Fidelity Investments	Magellan Fund	$16,825,197
*	Fidelity Investments	Equity-Income Fund	15,180,400
*	Fidelity Investments	U.S. Bond Index Fund	5,478,224
*	Fidelity Investments	Diversified International Stock Fund	2,105,414
*	Fidelity Investments	Low-Priced Stock Fund	4,097,371
*	Fidelity Investments	Freedom Income Fund	650,371
*	Fidelity Investments	Freedom 2000 Fund	926,240
*	Fidelity Investments	Freedom 2010 Fund	2,124,052
*	Fidelity Investments	Freedom 2020 Fund	1,192,316
*	Fidelity Investments	Freedom 2030 Fund	849,327
*	Fidelity Investments	Freedom 2040 Fund	171,377
*	Fidelity Investments	Blue Chip Fund	3,289,909
*	Fidelity Investments	Spartan U.S. Equity Index Fund	1,558,502
	Franklin Investments	Small Mid-Cap Growth Fund	2,763,527
*	Fidelity Investments	Retirement Money Market Fund	11,403,767
*	Various Plan Participants	Participant Loans (interest rates ranging from 5.75% to 10.50% and maturities through June 27, 2007)	9,849,419

*	Denotes a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINERGY CORP. UNION EMPLOYEES’ SAVINGS INCENTIVE PLAN

By	/s/ Lisa Carver

Plan Administrator

June 27, 2003